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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)*

Pyramid Oil Company (Name of Issuer) Common Stock (Title of Class of Securities) 747215101 (CUSIP Number)

Ronald Zlatniski, 731 Prince Rd., Greensboro, NC 27455        Phone: (336) 282-3078

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

03/31/2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No......................................	747215101

1. Names of Reporting Persons.
Ronald Alan Zlatniski

I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)......

6.	Citizenship or Place of Organization . UNITED STATES.....

Number of	7		Sole Voting Power ……………………..……...…	134,060
Shares Beneficially
By owned by	8	.	Shared Voting Power…………………………….	0
Each Reporting
Person With	9	.	Sole Dispositive Power.........................................	134,060

	10.		Shared Dispositive Power…………....................	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person....................................				134,060

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)				.............

13. Percent of Class Represented by Amount in Row (11) ...........................................................				5.37

14. Type of Reporting Person (See Instructions)...........................................................................				IN

Item 1. Security and Issuer

The issue related to this filing is the Common Stock of Pyramid Oil Company, of California. The principal address of Pyramid Oil is:

2008 - 21st. Street, P. O. Box 832
Bakersfield, California 93302

Item 2. Identity and Background

This statement is filed on behalf of Mr. Ronald Alan Zlatniski, (“Mr. Zlatniski”) a United States citizen, who resides at 731 Prince Rd., Greensboro, NC 27455. Mr. Zlatniski has been employed in the banking and securities industry for the past 15 years. He is currently employed with SunTrust Bank, as an Assistant Vice President of Operations in the securities processing department at 111 Corcoran Street, Durham, NC 27702.

Mr. Zlatniski is also the sole officer and stockholder of two North Carolina Corporations, Carolina Tea Company and Carolina Chocolate, Ltd., both with the business address of 731 Prince Rd., Greensboro, NC 27455. During the last five years, Mr. Zlatniski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the same past five years.

Item 3. Source and Amount of Funds or Other Consideration

All securities previously purchased and are currently held in Mr. Zlatniski’s own personal accounts or IRAs were fully paid using his personal funds. None of the securities have now or ever been pledged for any loans nor used for other margin purposes.

Item 4. Purpose of Transaction

Mr. Zlatniski has reduced his holdings in the issuer by approximately 0.8% in open market transactions as directed by him to diversify his personal holdings as an insurance against the loss of income from his employer’s decision to relocate his department’s work to Atlanta and the resulting uncertainty of his continuing employment with SunTrust Banks. Another factor was the recent weakness in the price of Pyramid Oil’s stock following the release of the 12/31/2004 10K on 3/31/2005.

As previously disclosed, Mr. Zlatniski may increase or decrease his stake in Pyramid Oil at any time, make bids or place offers in private or open market transactions. Those decisions will be based upon several factors including his own personal financial situation and publicly disclosed information regarding the financial status of Pyramid Oil.

While Mr. Zlatniski remains very confident in the management of Pyramid Oil and the Company’s prospects, he may engage in conversations with management, the board of directors or other shareholders who seek to improve shareholder value. While currently having no intentions to do so at the present time, Mr. Zlatniski may make proposals to the board of directors or seek a seat on the Company’s board of directors should he feel that it would benefit all its shareholders.

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2:

5.37% based on 2,494,430 shares outstanding as reported by Pyramid Oil in their latest SEC 10K filing filed on 3/31/2005.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Mr. Zlatniski owns all 134,060 shares represented in this filing in an IRA or personal brokerage account. In 2004, Mr. Zlatniski accepted transfer of 5,600 shares of Common stock previously held by his wife (Virginia Zlatniski) in her IRA in a private transaction upon the transfer of a certificate which was withdrawn from Virginia’s IRA into her name which was then subsequently reregistered into Mr. Zlatniski’s name alone. Those shares were included in the totals of previous 13D filings and did not increase nor decrease Mr. Zlatniski’s holdings or percentage of holding’s in Pyramid Oil as both Mr. Zlatniski and Virginia Zlatniski filed as one group or holder in previous filings.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d -191), whichever is less, by the persons named in response to paragraph (a):

This filing relates 19,862 shares (0.80%) of Pyramid Oil Common Stock sold in open market sales as follows:

1,700 shares of Pyramid Oil Common Stock which was sold on 3/31/2005 at the price of $3.40;

14,462 shares sold on 4/1/2005 at prices between $3.00 and $3.25;

3,700 shares sold on 04/04/2005 at prices between $3.15 and $3.00.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 04/06/2005

Signature:	/s/Ronald A Zlatniski
Name/Title:	Ronald A. Zlatniski, Private Investor

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)